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                            February 5, 2021

       Michael Murphy
       Chief Executive Officer
       Rosecliff Acquisition Corp I
       767 5th Avenue 34th Floor
       New York, New York 10153

                                                        Re: Rosecliff
Acquisition Corp I
                                                            Registration
Statement on Form S-1
                                                            Filed January 27,
2021
                                                            File No. 333-252478

       Dear Mr. Murphy:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Report of Independent Registered Accounting Firm, page F-2

   1. Please amend your registration statement to have your auditor remove the language in the third paragraph which
states    and in accordance with auditing standards generally
                                                        accepted in the United
States of America." Please refer to PCAOB Auditing Standard
                                                        3101.


               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Murphy
Rosecliff Acquisition Corp I
February 5, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or, in his absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-
3642 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Murphy
                                                           Division of
Corporation Finance
Comapany NameRosecliff Acquisition Corp I
                                                           Office of Energy &
Transportation
February 5, 2021 Page 2
cc:       Michelle Gasaway, Esq.
FirstName LastName